News Release
AMEX, TSX Symbol: NG

Lawsuit Filed Against NovaGold and Certain of Its Officers

August 7, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today learned that it and certain of its officers have been named as defendants in a purported securities class action lawsuit filed on August 7, 2008 in the United States District Court for the Southern District of New York. The complaint alleges, among other things, that the defendants failed to disclose materially adverse facts about the Company’s operations and prospects in various public statements and filings from October 25, 2006 through November 23, 2007. The Company believes that it has substantial and meritorious legal and factual defenses, which the Company intends to pursue vigorously.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Greg Johnson
Vice President, Strategic Development

Elaine Sanders
Vice President, Finance

604-669-6227 or 1-866-669-6227

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the resolution of the class action lawsuit, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include, without limitation, the inherent uncertainty of the litigation process, the early stage of the case, the possible assertion of additional claims, the effect of evidence that emerges during the discovery process or acceptance of new legal theories, and the difficulty of predicting the decisions of judges and juries. Other important factors that could cause actual results to differ materially from NovaGold’s expectations are disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.